UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

THE ATTORNEY GENERAL’S OFFICE ISSUED AN ORDER IN FAVOR
OF BANCOLOMBIA’S OFFICERS
Medellin, Colombia, July 31, 2009
Bancolombia S.A (“Bancolombia” NYSE: CIB) announces that today the Attorney General’s office delivered a preclusion order barring further criminal investigations into the alleged crimes of fraud and improper use of public resources against Jorge Londoño Saldarriaga and Federico Ochoa Barrera, President and Vice-President of Bancolombia, respectively, in connection with the acquisition by Bancolombia (formerly Banco Industrial Colombiano S.A.) of Banco de Colombia S.A. and their subsequent merger (the “Acquisition”).
This decision reaffirms the Attorney General’s finding in July 2004 that no evidence of criminal behavior existed against Bancolombia’s directors and confirms that they acted in accordance with existing laws.
In addition, today’s decision by the Attorney General is consistent with the decisions adopted by various arbitral tribunals, Colombian administrative entities and judicial authorities in the United States, all of which have acknowledged the absence of fraudulent conduct in connection with the Acquisition.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: July 31, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance